UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No.     )*

Neuberger Berman Next Generation Connectivity Fund Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64133Q108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64133Q108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,988,516
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,988,516
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,988,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 64133Q108	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Neuberger Berman Next Generation Connectivity Fund Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

The principal executive offices of the Fund are located at:

1290 Avenue of the Americas

New York, NY 10104

Item 2(a).	Name of Person Filing:

This statement is being filed by City of London Investment Management Company Limited (“CLIM” or the “Reporting Person”). CLIM is a fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between CLIM and CLIG such that voting and investment power over the subject securities is exercised by CLIM independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between CLIM and CLIG.

CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including CA International Equity CEF Fund (“CARDINAL”), a private investment fund organized as a Delaware business trust, All World Ex US Equity CEF Fund (“FALCON”), a private investment fund organized as a Delaware business trust, HA International Equity CEF Fund (“HAWK”), a private investment fund organized as a Delaware business trust, CA All-World Ex US Equity CEF Fund (“MACAW”), a private investment fund organized as a Delaware business trust, Global Equity Fund of CEFs (“OCEAN”), a private investment fund organized as a Delaware business trust, International Equity CEF Fund (“PHOENIX”), a private investment fund organized as a Delaware business trust, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

CARDINAL, FALCON, HAWK, MACAW, OCEAN, and PHOENIX are collectively referred to herein as the “City of London Funds”.

The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.

CUSIP No. 64133Q108	13G	Page 4 of 6 Pages

Item 2(b).	Address of Principal Business Office or, if none, Residence:

77 Gracechurch Street

London EC3V 0AS

England

Item 2(c).	Citizenship:

England and Wales

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

64133Q108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 64133Q108	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a)       Amount beneficially owned:

3,988,516

(b)       Percent of Class:

5.1%

(c)       Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:    3,988,516

(ii)    Shared power to vote or to direct the vote:     0

(iii)   Sole power to dispose or to direct the disposition of:    3,988,516

(iv)   Shared power to dispose or to direct the disposition of:     0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64133Q108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         February 9, 2024

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Catrina Reagan
Name: Catrina Reagan
Title: US Chief Compliance Officer